SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    Form 11-K

(Mark One)
(X) ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

     For the Year Ended December 31, 1997

                                       or

( ) TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

     For the transition period from ____ to ____

              Commission file number: Whitman Corporation 001-04710

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                               WHITMAN CORPORATION
                             RETIREMENT SAVINGS PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                               WHITMAN CORPORATION
                               3501 Algonquin Road
                         Rolling Meadows, Illinois 60008

                                   SIGNATURES



Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrative Committee has duly caused this Annual Report to be signed on its behalf by the undersigned hereunto duly authorized.


                                          WHITMAN CORPORATION
                                          RETIREMENT SAVINGS PLAN

                                     By:  /s/  RAYMOND B. WERNTZ
                                          Raymond B. Werntz
                                          Vice President-Benefits & Compensation




Dated:  June 10, 1998

                               WHITMAN CORPORATION
                             RETIREMENT SAVINGS PLAN

                              FINANCIAL STATEMENTS
                        AS OF DECEMBER 31, 1997 AND 1996
                         TOGETHER WITH AUDITORS' REPORT

                               WHITMAN CORPORATION
                             RETIREMENT SAVINGS PLAN

                   INDEX TO FINANCIAL STATEMENTS AND EXHIBITS



Report of Independent Public Accountants
Financial Statements:

    Statements of Net Assets Available for Benefits, with Fund Information, as of December 31, 1997 and 1996

    Statements of Changes in Net Assets Available for Benefits, with Fund Information, for the years ended December 31, 1997 and 1996

    Notes to Financial Statements

Exhibits:

    Exhibit A --     Summary Annual Report

    Exhibit B --     Consent of Independent Public Accountants

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS



To the Administrative Committee of Whitman Corporation Retirement Savings Plan:

We have audited the accompanying statements of net assets available for benefits of WHITMAN CORPORATION RETIREMENT SAVINGS PLAN as of December 31, 1997 and 1996, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1997 and 1996, and the changes in net assets available for benefits for the years then ended, in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The fund information in the statements of net assets available for benefits and the statements of changes in net assets available for benefits is presented for purposes of additional analysis rather than to present the net assets available for plan benefits and changes in net assets available for plan benefits of each fund. The fund information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.




ARTHUR ANDERSEN LLP

Chicago, Illinois
June 10, 1998

                               WHITMAN CORPORATION
                             RETIREMENT SAVINGS PLAN


      STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS, WITH FUND INFORMATION
                             As of December 31, 1997

                              Participant Directed
                                Investment Funds

                                                                                                           Aggressive      Fixed
                                                              Conservative    Moderate        Growth         Growth       Income
                                                   Total        Portfolio     Portfolio      Portfolio      Portfolio      Fund
                                               -----------     ----------    -----------    -----------   -----------   -----------

Assets:

Plan interest in Whitman Corporation
Defined Contribution Master Trust             $297,377,333     $9,699,952    $29,265,521    $48,294,123   $45,491,258   $65,382,857

Contributions Receivable:
  Participant                                       14,854            494          2,090          2,955         3,721         2,453
  Employer, net of forfeitures                      11,597            411          1,534          2,473         2,767         2,009
                                              ------------     ----------    -----------    -----------   -----------   -----------
          Total Assets                         297,403,784      9,700,857     29,269,145     48,299,551    45,497,746    65,387,319
                                              ------------     ----------    -----------    -----------   -----------   -----------
Liabilities:
   Expenses Payable                                111,002          3,663         10,894         18,057        17,037        24,478
                                              ------------     ----------    -----------    -----------   -----------   -----------
          Total  Liabilities                       111,002          3,663         10,894         18,057        17,037        24,478
                                              ------------     ----------    -----------    -----------   -----------   -----------
Net Assets Available for Benefits             $297,292,782     $9,697,194    $29,258,251    $48,281,494   $45,480,709   $65,362,841
                                              ============     ==========    ===========    ===========   ===========   ===========

                                                  Large          Small                        Whitman     Participant
                                                 Company        Company     International      Stock         Notes
                                                  Fund           Fund           Fund           Fund       Receivable       Other
                                              -----------    -----------     -----------   -----------    ----------      -------

Assets:

Plan interest in Whitman Corporation
Defined Contribution Master Trust             $35,670,411    $11,804,989     $6,127,963    $39,789,118    $5,760,274      $90,867

Contributions Receivable:
  Participant                                       1,106            282            337          1,416            --           --
  Employer, net of forfeitures                        830            244            225          1,104            --           --
                                              -----------    -----------     ----------    -----------    ----------      -------
          Total Assets                         35,672,347     11,805,515      6,128,525     39,791,638     5,760,274       90,867
                                              -----------    -----------     ----------    -----------    ----------      -------
Liabilities:
   Expenses Payable                                13,301          4,355          2,301         14,833         2,083           --
                                              -----------    -----------     ----------    -----------    ----------      -------
          Total  Liabilities                       13,301          4,355          2,301         14,833         2,083           --
                                              -----------    -----------     ----------    -----------    ----------      -------
Net Assets Available for Benefits             $35,659,046    $11,801,160     $6,126,224    $39,776,805    $5,758,191      $90,867
                                              ===========    ===========     ==========    ===========    ==========      =======

                               WHITMAN CORPORATION
                             RETIREMENT SAVINGS PLAN


      STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS, WITH FUND INFORMATION
                             As of December 31, 1996

                              Participant Directed
                                Investment Funds

                                                                                                          Aggressive        Fixed
                                                          Conservative      Moderate         Growth         Growth         Income
                                              Total         Portfolio       Portfolio       Portfolio      Portfolio        Fund
                                         ------------      ----------     -----------      -----------    -----------   -----------
Assets:

Plan interest in Whitman Corporation
Defined Contribution Master Trust        $251,949,152      $8,685,106     $25,702,281      $38,388,023    $33,234,290   $68,351,045


Contributions Receivable:
  Participant                                 159,659           5,279          18,771           32,473         38,281        23,601
  Employer, net of forfeitures                177,587           6,185          21,966           34,953         37,327        26,883
                                         ------------      ----------     -----------      -----------    -----------   -----------
          Total Assets                    252,286,398       8,696,570      25,743,018       38,455,449     33,309,898    68,401,529
                                         ------------      ----------     -----------      -----------    -----------   -----------
Liabilities:
   Expenses Payable                           186,867           6,368          18,721           28,464         19,027        58,715
                                         ------------      ----------     -----------      -----------    -----------   -----------
          Total  Liabilities                  186,867           6,368          18,721           28,464         19,027        58,715
                                         ------------      ----------     -----------      -----------    -----------   -----------
Net Assets Available for Benefits        $252,099,531      $8,690,202     $25,724,297      $38,426,985    $33,290,871   $68,342,814
                                         ============      ==========     ===========      ===========    ===========   ===========

                                              Large           Small                          Whitman      Participant
                                             Company         Company     International        Stock          Notes
                                              Fund            Fund           Fund             Fund        Receivable        Other
                                           -----------     ----------     -----------      -----------    ----------     ---------
Assets:

Plan interest in Whitman Corporation
Defined Contribution Master Trust          $26,577,261     $7,881,045     $7,467,092       $30,019,044    $5,229,660      $414,305

Contributions Receivable:
  Participant                                   15,089          6,781          6,287            13,097            --            --
  Employer, net of forfeitures                  17,728          8,135          7,343            17,067            --            --
                                           -----------     ----------     ----------       -----------    ----------      --------
          Total Assets                      26,610,078      7,895,961      7,480,722        30,049,208     5,229,660       414,305
                                           -----------     ----------     ----------       -----------    ----------      --------
Liabilities:
   Expenses Payable                             18,649          5,709          5,465            22,495            --         3,254
                                           -----------     ----------     ----------       -----------    ----------      --------
          Total  Liabilities                    18,649          5,709          5,465            22,495            --         3,254
                                           -----------     ----------     ----------       -----------    ----------      --------
Net Assets Available for Benefits          $26,591,429     $7,890,252     $7,475,257       $30,026,713    $5,229,660      $411,051
                                           ===========     ==========     ==========       ===========    ==========      ========

                               WHITMAN CORPORATION
                             RETIREMENT SAVINGS PLAN


STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS, WITH FUND INFORMATION
                      For the Year Ended December 31, 1997

                              Participant Directed
                                Investment Funds

                                                                                                           Aggressive       Fixed
                                                              Conservative    Moderate        Growth         Growth        Income
                                                   Total        Portfolio     Portfolio      Portfolio      Portfolio       Fund
                                              ------------     ----------    ----------     ----------    -----------   -----------
ADDITIONS TO NET ASSETS:

Net Investment Income from
the Whitman Corporation Defined
Contribution Master Trust                     $ 45,359,173     $1,294,699    $ 4,935,795    $ 9,082,908   $ 9,218,220   $ 4,362,470

Contributions:
  Participant                                   10,884,412        327,837      1,221,767      2,330,723     2,586,157     1,618,243
  Employer, net of forfeitures                   7,392,849        226,781        850,901      1,549,452     1,669,876     1,124,459
  Transfer from prior plans                      1,023,301             --             --             --            --       863,853
                                              ------------     ----------    -----------    -----------   -----------   -----------
   Total Additions                              64,659,735      1,849,317      7,008,463     12,963,083    13,474,253     7,969,025
                                              ------------     ----------    -----------    -----------   -----------   -----------
DEDUCTIONS FROM NET ASSETS:

Participants' Withdrawals                       18,699,185        742,916      1,213,531      1,818,688     1,694,825     8,114,502
Administrative Expenses                            767,299         15,009         47,351         76,888        70,610       214,848
                                              ------------     ----------    -----------    -----------   -----------   -----------
    Total Deductions                            19,466,484        757,925      1,260,882      1,895,576     1,765,435     8,329,350
                                              ------------     ----------    -----------    -----------   -----------   -----------
Interfund Transfers                                     --         84,400      2,213,627      1,212,998      (481,020)    2,619,648
                                              ------------     ----------    -----------    -----------   -----------   -----------
Net increase (decrease)                         45,193,251      1,006,992      3,533,954      9,854,509    12,189,838    (2,979,973)
                                              ------------     ----------    -----------    -----------   -----------   -----------
Net Assets Available for Benefits:
At December 31, 1996                           252,099,531      8,690,202     25,724,297     38,426,985    33,290,871    68,342,814
                                              ------------     ----------    -----------    -----------   -----------   -----------
At December 31, 1997                          $297,292,782     $9,697,194    $29,258,251    $48,281,494   $45,480,709   $65,362,841
                                              ============     ==========    ===========    ===========   ===========   ===========

                                                  Large           Small                       Whitman      Participant
                                                 Company         Company     International     Stock          Notes
                                                  Fund            Fund           Fund           Fund       Receivable       Other
                                             -----------      -----------    -----------   -----------   ------------    ---------
ADDITIONS TO NET ASSETS:

Net Investment Income from
the Whitman Corporation Defined
Contribution Master Trust                    $ 9,108,150      $ 2,128,910    $  136,173    $ 4,629,302   $  439,363      $ 23,183

Contributions:
  Participant                                  1,180,420          479,398       412,348        851,391           --      (123,872)
  Employer, net of forfeitures                   789,396          328,146       274,962        597,500           --       (18,624)
  Transfer from prior plans                           --               --            --             --      159,448            --
                                             -----------      -----------    ----------    -----------   ----------      --------
   Total Additions                            11,077,966        2,936,454       823,483      6,078,193      598,811      (119,313)
                                             -----------      -----------    ----------    -----------   ----------      --------
DEDUCTIONS FROM NET ASSETS:

Participants' Withdrawals                      2,516,693          453,647       347,525      1,522,981      260,385        13,492
Administrative Expenses                           58,227           17,089        11,878         55,530        2,083       197,786
                                             -----------      -----------    ----------    -----------   ----------      --------
    Total Deductions                           2,574,920          470,736       359,403      1,578,511      262,468       211,278
                                             -----------      -----------    ----------    -----------   ----------      --------
Interfund Transfers                             (564,571)      (1,445,190)    1,813,113     (5,250,410)    (192,188)      (10,407)
                                             -----------      -----------    ----------    -----------   ----------      --------
Net increase (decrease)                        9,067,617        3,910,908    (1,349,033)     9,750,092      528,531      (320,184)

Net Assets Available for Benefits:
At December 31, 1996                          26,591,429        7,890,252     7,475,257     30,026,713    5,229,660       411,051
                                             -----------      -----------    ----------    -----------   ----------      --------
At December 31, 1997                         $35,659,046      $11,801,160    $6,126,224    $39,776,805   $5,758,191      $ 90,867
                                             ===========      ===========    ==========    ===========   ==========      ========

                               WHITMAN CORPORATION
                             RETIREMENT SAVINGS PLAN


STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS, WITH FUND INFORMATION
                      For the Year Ended December 31, 1996

                              Participant Directed
                                Investment Funds

                                                                                                         Aggressive         Fixed
                                                        Conservative      Moderate         Growth          Growth          Income
                                             Total        Portfolio       Portfolio       Portfolio       Portfolio         Fund
                                        ------------    ------------    -----------     -----------     -----------     -----------
ADDITIONS TO NET ASSETS:

Net Investment Income from
the Whitman Corporation Defined
Contribution Master Trust               $ 24,617,960    $  796,586      $ 2,881,228     $ 5,533,746     $ 4,881,352     $ 4,093,567

Contributions:
  Participant                             10,622,126       385,674        1,334,174       2,317,892       2,272,884       1,781,776
  Employer, net of forfeitures             7,823,413       286,818        1,010,943       1,726,661       1,564,336       1,374,224
                                        ------------    ----------      -----------     -----------     -----------     -----------
   Total Additions                        43,063,499     1,469,078        5,226,345       9,578,299       8,718,572       7,249,567
                                        ------------    ----------      -----------     -----------     -----------     -----------
DEDUCTIONS FROM NET ASSETS:

Participants' Withdrawals                 13,541,916       667,728        1,346,438       1,305,327       1,102,634       5,751,854
Administrative Expenses                      693,771        24,874           67,103         102,353          63,801         283,991
                                        ------------    ----------      -----------     -----------     -----------     -----------
    Total Deductions                      14,235,687       692,602        1,413,541       1,407,680       1,166,435       6,035,845
                                        ------------    ----------      -----------     -----------     -----------     -----------
Interfund Transfers                               --     1,481,115          852,737       3,397,702      (2,532,320)     (1,870,061)
                                        ------------    ----------      -----------     -----------     -----------     -----------
Net increase (decrease)                   28,827,812      (704,639)       2,960,067       4,772,917      10,084,457       3,083,783

Net Assets Available for Benefits:
At December 31, 1995                     223,271,719     9,394,841       22,764,230      33,654,068      23,206,414      65,259,031
                                        ------------    ----------      -----------     -----------     -----------     -----------
At December 31, 1996                    $252,099,531    $8,690,202      $25,724,297     $38,426,985     $33,290,871     $68,342,814
                                        ============    ==========      ===========     ===========     ===========     ===========

                                            Large          Small                          Whitman       Participant
                                           Company        Company     International        Stock           Notes
                                            Fund           Fund           Fund             Fund         Receivable        Other
                                        ------------    ----------    ------------     -----------     -----------      --------
ADDITIONS TO NET ASSETS:

Net Investment Income from
the Whitman Corporation Defined
Contribution Master Trust               $ 4,367,503     $1,045,823    $  392,759       $   222,121     $  380,244       $ 23,031

Contributions:
  Participant                               951,490        444,387       467,964           926,395             --       (260,510)
  Employer, net of forfeitures              691,583        312,658       326,714           676,195             --       (146,719)
                                        -----------     ----------    ----------       -----------     ----------       --------
   Total Additions                        6,010,576      1,802,868     1,187,437         1,824,711        380,244       (384,198)
                                        -----------     ----------    ----------       -----------     ----------       --------
DEDUCTIONS FROM NET ASSETS:

Participants' Withdrawals                   977,819        700,821       329,912         1,582,406         (5,117)      (217,906)
Administrative Expenses                      59,776         19,565        19,194            91,086             --        (37,972)
                                        -----------     ----------    ----------       -----------     ----------       --------
    Total Deductions                      1,037,595        720,386       349,106         1,673,492         (5,117)      (255,878)
                                        -----------     ----------    ----------       -----------     ----------       --------
Interfund Transfers                      (4,016,981)      (177,865)     (558,801)        3,889,400       (413,842)       (51,084)
                                        -----------     ----------    ----------       -----------     ----------       --------
Net increase (decrease)                   8,989,962      1,260,347     1,397,132        (3,738,181)       799,203        (77,236)

Net Assets Available for Benefits:
At December 31, 1995                     17,601,467      6,629,905     6,078,125        33,764,894      4,430,457        488,287
                                        -----------     ----------    ----------       -----------     ----------       --------
At December 31, 1996                    $26,591,429     $7,890,252    $7,475,257       $30,026,713     $5,229,660       $411,051
                                        ===========     ==========    ==========       ===========     ==========       ========

                               WHITMAN CORPORATION
                             RETIREMENT SAVINGS PLAN


                          NOTES TO FINANCIAL STATEMENTS
                           December 31, 1997 and 1996

(1)  Description of Plan

The following brief description of the Whitman Corporation Retirement Savings Plan (the "Plan") provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

General

The Plan is a defined contribution plan which covers eligible employees of Whitman Corporation and those of its subsidiary companies which adopt the Plan, with any company having adopted the Plan along with Whitman Corporation being considered an Employer. Any salaried, non-union employee who has met limited employment requirements and has elected to participate in the Plan is considered a Participant. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Contributions

Participant contributions are made to the Plan through periodic payroll deductions in amounts ranging from 2% to 10% of base salary, in 1% increments. Participant contributions made via periodic payroll deductions are matched in equal amounts by Employer contributions up to a 6% limit.

The total annual pre-tax contributions by a Participant were limited in 1997 and 1996 to the lesser of $9,500 (as adjusted to reflect changes in the cost of living pursuant to Section 402(g) of the Internal Revenue Code) or the appropriate percentage of the Participant's total compensation during the year.

Forfeitures

Forfeited Employer contributions resulting from terminations of employment are used to reduce Employer contributions after a Participant has terminated or withdrawn from the Plan. In the event a Participant is rehired and reimburses the amount disbursed to him or her from the Plan within the time period specified in the Plan, the Employer is required to restore to the Participant's account any previously forfeited amount used to reduce Employer contributions.

Plan Termination

Although it has not expressed any intent to do so, Whitman Corporation has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100 percent vested in their accounts.

Participant Accounts

Each Participant's account is credited with the Participant's contribution, Employer contributions, and an allocation of Plan earnings. Allocations of earnings are based on Participant account balances. The benefit to which a
Participant is entitled is the benefit that can be provided from the Participant's account.

Participant Notes Receivable

In accordance with Plan provisions, loans are made to participants in amounts not to exceed the lesser of one half of the participant's vested account balance or $50,000. The loans bear interest at the trustee's current prime rate in effect on Monday of the week the loan is requested and are payable through participant payroll withholdings under a reasonable repayment schedule of not more than five years.

Vesting

Participants are immediately vested in their voluntary contributions, actual earnings thereon, and in all prior and future Employer matching contributions.

Payment of Benefits

On termination of service, a Participant may elect to receive the value of his or her account in either a lump sum payment, in annual installments over a period of time up to a maximum of fifteen years, in the form of an immediate or deferred annuity, or disbursement amounts at their discretion.

Expenses

External administrative expenses for the preparation and maintenance of the Plan financial records and Participant statements, and service fees on insurance contracts are paid from Plan assets. Trustee, legal, and all other external expenses are also paid from Plan assets to the extent that those expenses of the Plan are not paid by the Plan Sponsor.

Investment Options

Participants in the Plan have the right to direct that their contributions and account balance be invested in one or more funds designated by the Plan's Administrative Committee as available for investment purposes. As of December 31, 1997 and 1996, contributions may be invested in the following funds:

                  o     Conservative Portfolio
                  o     Moderate Portfolio
                  o     Growth Portfolio
                  o     Aggressive Growth Portfolio
                  o     Fixed Income Fund
                  o     Large Company Fund
                  o     Small Company Fund
                  o     International Fund
                  o     Whitman Stock Fund

Earnings on investments in each of the investment funds are reinvested in the respective funds.

(2)  Interest in Whitman Corporation Defined Contribution Master Trust

Certain assets of the Plan are in the Whitman Corporation Defined Contribution Master Trust (the Trust) which was established for the investment of assets of the plan and another Whitman Corporation sponsored retirement plan. Each plan has an undivided interest in the Trust. The assets of the Trust are held by the Northern Trust Company (the Trustee). The Plan's interest in the net assets of the Trust is based on the individual plan participants' investment balances. Investment income is allocated on a daily basis through a valuation performed by the Trustee. Administrative expenses relating to the Trust are allocated to the individual funds based upon average monthly balances invested by each plan. At December 31, 1997 and 1996, the Plan's interest in the net assets of the Trust was approximately 85% and 87%, respectively.

The Trust held the following classifications of investments as of December 31, 1997 and 1996:

                                               1997                  1996
                                          ------------           ------------

 Investments at fair value:
 Common Stock                             $ 40,068,461           $ 30,242,306
 Collective Investment Trusts              233,152,798            175,641,362
 Participant Notes Receivable                7,932,041              6,746,501

Investments at contract value:
 Investment contracts                       67,731,979             75,144,430
                                          ------------           ------------
 Total Trust Investments                  $348,885,279           $287,774,599
                                          ============           ============

As of December 31, 1997 and 1996, the net assets of the Trust include the above investments and other miscellaneous net assets totalling $249,329 and $191,837, respectively.

Investment Income for the Trust is as follows for the years ended December 31, 1997 and 1996:

                                              1997                   1996
                                          ------------           ------------
Net appreciation (depreciation) in
fair value of investments:

Common Stock                              $  4,124,603           $   (412,321)
Collective Investment Trusts                42,698,298             23,102,103
                                          ------------           ------------
                                            46,822,901             22,689,782
 Interest and Dividends                      6,275,399              5,693,825
                                          ------------           ------------
 Total Investment Income                  $ 53,098,300           $ 28,383,607
                                          ============           ============

(3)  Summary of Significant Accounting Policies

Basis of Presentation

The accompanying financial statements are prepared on the accrual basis of accounting.

Investment Valuation and Income Recognition

The Trust's investments are stated at fair value. The fair values of marketable securities are based on quotations obtained from national securities exchanges. Where marketable securities are not listed on an exchange, quotations are obtained from brokerage firms.

Fully benefit-responsive investment contracts are valued at contract value, which represents the principal balance of the investment contracts, plus accrued interest at the stated contract rate, less payments received and contract charges by the insurance company. The aggregate average yield of the investment contracts for the years ended December 31, 1997 and 1996, was 6.5% and 7.0%, respectively. The aggregate interest rate for the investment contracts as of December 31, 1997 and 1996, was 6.7% and 6.5%, respectively. The fair value of the investment contracts in the Trust as of December 31, 1997 and 1996, was approximately $68,900,000 and $75,400,000, respectively.

The Trust records investment transactions on a trade date basis.

Benefits Paid to Participants

Benefits are recorded when paid.

Use of Estimates

The  financial  statements  have been  prepared  in  accordance  with  generally accepted accounting principles and necessarily include amounts based on estimates and assumptions by management. Actual results could differ from those estimates.

(4)  Transfer From Prior Plan

Effective January 1, 1997, the assets attributable to the salaried participants under the Lou Gen, Ltd. Profit Sharing Plan were transferred to the Plan.

 (5)   Tax Status

The Internal Revenue Service has determined and informed the Company by a letter dated April 1, 1996 that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC). The Plan has been amended since receiving the determination letter. However, the Plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC. Therefore, the Plan administrator believes that the Plan was qualified and the related trust was tax-exempt as of the financial statement dates.

(6)    Subsequent Event

On June 23, 1997, Whitman Corporation announced the planned spin-offs of two of its operating subsidiaries, Midas, Inc. ("Midas) and Hussmann International, Inc. ("Hussmann") to Whitman shareholders. Effective January 1, 1998, Midas created the Midas Retirement Savings Plan for Salaried Employees, the Midas Retirement Savings Plan for Hourly Employees, and the Midas Defined Contribution Master Trust; and Hussmann created the Hussmann International, Inc. Retirement Savings Plan for Salaried Employees, the Hussmann International, Inc. Retirement Savings Plan for Hourly Employees, and the Hussmann International, Inc. Defined Contribution Master Trust, to manage activity previously performed with the Whitman Corporation Retirement Savings Plan, the Whitman Corporation Master Retirement Savings Plan and the Whitman Corporation Defined Contribution Master trust.

In conjunction with the spin-offs , investment management for the S&P 500, extended market, EAFE, and U.S. debt funds was transferred from Barclays Global Investors to State Street Global Advisors. Effective January 1, 1998, $224.7 million of Whitman Corporation Defined Contribution Master Trust assets were transferred from Barclays Global Investors to State Street Global Advisors. Effective January 9, 1998, the fair market value of assets attributable to the accounts of the participants who were employees of Midas and Hussmann was transferred by the Whitman Corporation Defined Contribution Master Trust to the Midas Defined Contribution Master Trust and Hussmann International, Inc. Defined Contribution Master Trust, respectively, in accordance with the Distribution and Indemnity Agreements executed by Whitman with Midas and Hussmann. The asset transfer was $59.6 million to the Midas Defined Contribution Master Trust and $95.6 million to the Hussmann International, Inc. Defined Contribution Master Trust.

On January 30, 1998, Whitman completed the dividend distribution of Midas and Hussmann common stock to Whitman shareholders of record on January 16, 1998. On February 3, 1998, the Whitman Corporation Defined Contribution Master Trust transferred the Midas and Hussmann shares received in the dividend distribution to the Midas Defined Contribution Master Trust and Hussmann International, Inc. Defined Contribution Master Trust, respectively, in exchange for Whitman Corporation common shares. The market value of the asset exchange was $2.1 million with the Midas Defined Contribution Master Trust and $5.7 million with the Hussmann International, Inc. Defined Contribution Master Trust.

                                                                     Exhibit A


                              SUMMARY ANNUAL REPORT
                   WHITMAN CORPORATION RETIREMENT SAVINGS PLAN


This is a summary of the annual report for the Whitman Corporation Retirement Savings Plan, EIN 36-6076573 for January 1, 1997 through December 31, 1997. The annual report has been filed with the Internal Revenue Service, as required under the Employee Retirement Income Security Act of 1974 (ERISA).

BASIC FINANCIAL STATEMENT

Benefits under the Plan are provided by a trust or arrangement providing benefits partially through insurance and/or annuity contracts.

Plan expenses were $19,466,484. These expenses included $18,699,185 in benefits paid to participants and beneficiaries and $767,299 in other expenses. A total of 3,926 persons were participants in or beneficiaries of the plan at the end of the plan year, although not all of these persons had yet earned the right to receive benefits.

The value of the plan assets, after subtracting liabilities of the plan, was $297,292,782 as of December 31, 1997, compared to $252,099,531 as of December 31, 1996. During the plan year, the plan experienced an increase in its net assets of $45,193,251. This increase includes unrealized appreciation in the value of plan assets; that is, the difference between the value of the plan's assets at the end of the year and the value of assets at the beginning of the year or the cost of assets acquired during the year. The plan had total additions of $64,659,735 including participant contributions of $10,884,412, employer contributions of $7,392,849, transfers from prior plans of $1,023,301, and a gain from investments of $45,359,173.

YOUR RIGHT TO ADDITIONAL INFORMATION

You have the right to receive a copy of the full annual report, or any part thereof, on request. The items listed below are included in that report:

    1.   an accountant's report;
    2.   assets held for investment purposes;
    3.   schedule of reportable transactions;
    4.   Form 11-K Annual Report to the Securities and Exchange Commission; and
    5.   insurance information.

To obtain a copy of the full annual report, or any part thereof, write or call the office of Raymond B. Werntz, Vice President - Benefits and Compensation, 3501 Algonquin Road, Rolling Meadows, Illinois 60008, (847) 818-5000. The charge to cover copying costs will be $10.50 for the full annual report or $.15 per page for any part thereof.

You also have the right to receive from the plan administrator, on request and at no charge, a statement of the net assets available for benefits, with fund information, of the plan and accompanying notes, or a statement of changes in net assets available for benefits, with fund information, of the plan and accompanying notes, or both. If you request a copy of the full annual report from the plan administrator, these two statements and accompanying notes will be included as part of the report. The charge to cover copying costs given does not include a charge for the copying of these portions of the report because these portions are furnished without charge.

You also have the legally protected right to examine the annual report at the main office of the plan at 3501 Algonquin Road, Rolling Meadows, Illinois 60008,
(847) 818-5000; the office of your personnel representative; or at the U.S. Department of Labor in Washington, DC or to obtain a copy from the U.S. Department of Labor upon payment of copying costs. Requests to the Department should be addressed to: Public Disclosure Room, N4677, Pension and Welfare Benefit Programs, Frances Perkins Department of Labor Building, 200 Constitution Avenue NW, Washington, DC, 20216.

                                                                      Exhibit B










                    CONSENT OF INDEPENDENT PUBLIC ACCOUNTANTS




As independent public accountants, we hereby consent to the incorporation of our report, included in this Form 11-K, into Whitman Corporation's previously filed Registration Statement File No. 33-28238.




ARTHUR ANDERSEN LLP

Chicago, Illinois,
June 10, 1998